UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of April 2015

Commission File Number 000-28584

Check Point Software Technologies Ltd.
(Translation of Registrant’s name into English)

5 Ha’solelim Street
Tel Aviv, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_______

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
5 Ha’solelim Street
Tel Aviv, Israel

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
June 9, 2015

To the Shareholders of
Check Point Software Technologies Ltd.:

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders of Check Point Software Technologies Ltd. will be held on June 9, 2015 at 5:00 p.m. (Israel time), at Check Point's principal executive offices at 5 Ha’solelim St., Tel Aviv, Israel (the telephone number at that address is +972-3-753-4555).

(1)	to elect six directors – the terms of six of our current directors will expire at the meeting, and we are proposing to reelect these six directors;

(2)	to elect two outside directors – the terms of two of our outside directors will expire at the meeting, and we are proposing to reelect these two outside directors;

(3)
to ratify the appointment and compensation of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accounting firm for 2015 – Israeli law requires that we ask you, on an annual basis, to approve our auditors; when this proposal is raised, you will also be invited to discuss our 2014 consolidated financial statements;

(4)	to amend and extend our Employee Stock Purchase Plan;

(5)	to authorize an increase to the coverage of our D&O liability insurance coverage;

(6)	as required by Israeli law, to approve the compensation for our Chief Executive Officer who is also the Chairman of our board of directors; and

(7)
as required by Israeli law, to authorize the Chairman of our board of directors to continue serving as Chairman of our board of directors and our Chief Executive Officer for up to three years following the meeting.

You are entitled to vote at the meeting if you are a shareholder of record at the close of business on May 1, 2015.  You are also entitled to vote at the meeting if you hold our ordinary shares through a bank, broker or other nominee which is one of our shareholders of record at the close of business on May 1, 2015, or which appears in the participant listing of a securities depository on that date.

You can vote your shares by attending the meeting, by completing and signing a proxy card or voting online as provided in the proxy card.  Proxy cards will be distributed to shareholders after May 1, 2015, together with a proxy statement which will include the full version of the proposed resolutions.

Each ordinary share is entitled to one vote upon each of the matters to be presented at the meeting.  The affirmative vote of the holders of a majority of the voting power represented and voting on each of the proposals in person or by proxy is required to approve each of the proposals.

In addition, a special majority vote will be required for approval of proposals nos. 2, 6 and 7.  In order to approve each of the proposals, the affirmative vote of the ordinary shares must either include at least a majority (or two-thirds in the case of Item 7) of the ordinary shares voted by shareholders who are not controlling shareholders and who do not have a personal interest in the approval of the proposal, or the total shares of non-controlling shareholders and non-interested shareholders voted against the proposal must not represent more than two percent of the outstanding ordinary shares.

This notice is being sent only to shareholders of record, in accordance with the requirements of the Companies Regulations (Notice of Meeting of Shareholders and Meeting of Class of Shareholders of a Public Company), 5760-2000.  We will distribute an additional notice and proxy statement (which will include the full version of the proposed resolutions) and a proxy card to all shareholders after May 7, 2015.  Once it becomes available, shareholders may also review the proxy statement on our company’s website at www.checkpoint.com or at our principal executive offices stated above, upon prior notice and during regular working hours (telephone number: +972-3-753-4555) until the date of the meeting.

By Order of the Board of Directors. GIL SHWED Chairman of the Board of Directors

Dated: April 16, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

Check Point Software Technologies Ltd.

/s/ John Slavitt
John Slavitt
General Counsel

Dated: April 16, 2015